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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of AUGUST, 2002

                                 VIRYANET LTD.
                -----------------------------------------------
                (Translation of registrant's name into English)

                                 ViryaNet Ltd.
                                 8 HaMarpe St.
                                  Har Hotzvim
                                 P.O. Box 45041
                                Jerusalem 91450
                                     Israel
                    ----------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F [X]          Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes [_]                No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

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     Attached hereto are the Notice to Shareholders, Proxy Statement and Proxy
Card, which were sent by the Company to its shareholders on or about August 9, 2002 in connection with an Annual General Meeting of Shareholders to be held on September 5, 2002.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        VIRYANET LTD.


Date:  August 26, 2002                  By: /s/ Winfried A. Burke
                                            ------------------------------------
                                        Name:  Winfried A. Burke
                                        Title: President and Chief Executive
                                                   Officer

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                                 EXHIBIT INDEX

Exhibit No.     Description
-----------     -----------

   99.1         Notice to Shareholders

   99.2         Proxy Statement

   99.3         Proxy Card